EXHIBIT 11

HILLS BANCORPORATION	Exhibit 11

STATEMENT RE COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE

	Year Ended December 31,

	2006	2005	2004

Shares of common stock, beginning	4,562,237	4,549,656	4,550,034

Shares of common stock, ending	4,503,738	4,562,237	4,549,656

Computation of weighted average number of basic and diluted shares:
Common shares outstanding at the beginning of the year	4,562,237	4,549,656	4,550,034
Weighted average number of net shares issued (redeemed)	(6,215)	4,165	141

Weighted average shares outstanding (basic)	4,556,022	4,553,821	4,550,175
Weighted average of potential dilutive shares attributable to stock options granted, computed under the treasury stock method	25,581	22,354	15,511

Weighted average number of shares (diluted)	4,581,603	4,576,175	4,565,686

Net income (In Thousands)	$15,559	$15,202	$14,195

Earnings per share:
Basic	$3.42	$3.34	$3.12

Diluted	$3.39	$3.32	$3.11

Dividends per common share	$0.81	$0.75	$0.70

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